Exhibit 99.1

AUTOLUS THERAPEUTICS PLC

(formerly AUTOLUS THERAPEUTICS LIMITED)

BALANCE SHEET

(UNAUDITED)

(Expressed in US Dollars, unless otherwise stated)

March 31, 2018
TOTAL ASSETS	$—

Liabilities

—

Equity
Share capital (£0.00001 par value, one hundred thousand shares, issued and outstanding)	1
Additional paid in capital	—
Receivable from shareholder	(1)

Total equity	—

TOTAL LIABILITIES AND EQUITY	$—